CUSIP No.        874687106                                       Page 2 of 9

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Saad. A. Alissa

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)
                                                                   (b)

3        SEC USE ONLY

4.       SOURCE OF FUNDS:
         PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
         N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER
         613,800

9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER
         613,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON:
         613,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         6.11%

14.      TYPE OF REPORTING PERSON:
         IN

CUSIP No.        874687106                                       Page 3 of 9

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Abdullatif Ali Alissa Est.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)
                                                                   (b)

3        SEC USE ONLY


4.       SOURCE OF FUNDS:
         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
         N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER
         613,800

9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER
         613,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON:
         613,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         6.11%

14.      TYPE OF REPORTING PERSON:
         OO

CUSIP No.        874687106                                       Page 4 of 9

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Financial Investors Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a)
                                                                   (b)

3        SEC USE ONLY


4.       SOURCE OF FUNDS:
         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
         N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER


8.       SHARED VOTING POWER
         613,800

9.       SOLE DISPOSITIVE POWER


10.      SHARED DISPOSITIVE POWER
         613,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON:
         613,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         6.11%

14.      TYPE OF REPORTING PERSON:
         OO

                                                                 Page 5 of 9
                                  SCHEDULE 13D
                               (Amendment No. 1)

         NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 2.  Identity and Background

                 The persons filing this statement are:

                 1) Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the "Establishment"). The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. The Establishment's executive officers and directors are Abdullatif Ali Alissa - Chairman; Saad A. Alissa - President; and Abdulmohsen Abdullatif Ali Alissa - Vice President. The principal business address and principal office address of the Establishment and each of its officers and directors is P.O. Box 192, Alkhobar 81962, Saudi Arabia.

                 2) Saad A. Alissa an individual whose business address is P.O. Box 192, Alkhobar 81962, Saudi Arabia. Mr. Alissa's principal occupation is President of the Establishment.

                 3) Financial Investors Limited, a Cayman Islands corporation ("FIL") of which the Establishment is the sole shareholder. FIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and The Secretary Ltd., a company organized in the Cayman Islands, is the Assistant Secretary of FIL.

                 None of the Establishment, Mr. Alissa, FIL or the executive officers and directors of the Establishment or FIL during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer

                 Mr. Alissa is deemed to be the indirect beneficial owner of an aggregate of 613,800 shares of Common Stock of the Company. Such shares are directly owned by FIL, which is wholly owned by the Establishment. The 613,800 shares of the Company's Common Stock represents 6.11% of the outstanding Common Stock of the Company.

                 The Establishment, Mr. Alissa and FIL share the power to vote or dispose of the shares of Common Stock owned by FIL.

                 The following table sets forth information with respect to all purchases and sales of Common Stock by Mr. Alissa and the Establishment during the past 60 days:


  Date of        Number of              Type of    Price
Transaction         Shares            Transaction        Per Share

8/09/94          9,200           Open Market Purchase    $6.75
8/10/94          3,000           Open Market Purchase     6.75
8/11/94          4,400           Open Market Purchase     6.75
8/12/94          4,500           Open Market Purchase     6.75
8/15/94          4,400           Open Market Purchase     6.75
8/16/94          5,800           Open Market Purchase     6.75
8/17/94          10,000          Open Market Purchase     6.75
8/18/94          10,000          Open Market Purchase     6.75
8/18/94          4,500           Open Market Purchase     6.625
8/19/94          200             Open Market Purchase     6.75
8/22/94          4,900           Open Market Purchase     6.75
8/23/94          5,000           Open Market Purchase     6.75
9/15/94          5,000           Open Market Purchase     8.50
9/16/94          5,000           Open Market Purchase     8.375
9/19/94          5,000           Open Market Purchase     8.50
9/20/94          5,000           Open Market Purchase     8.375
9/21/94          1,500           Open Market Purchase     8.125
9/21/94          5,000           Open Market Purchase     8.250
9/22/94          5,000           Open Market Purchase     8.125
9/23/94          5,000           Open Market Purchase     7.875
9/23/94          5,000           Open Market Purchase     8.00
9/28/94          2,700           Open Market Purchase     7.750



  Date of        Number of              Type of    Price
Transaction         Shares            Transaction        Per Share

9/29/94          500             Open Market Purchase     8.125
9/29/94          5,000           Open Market Purchase     8.250
9/30/94          4,500           Open Market Purchase     8.125
10/03/94         10,000          Open Market Purchase     8.50
10/04/94         6,000           Open Market Purchase     8.625
10/05/94         5,000           Open Market Purchase     8.625
10/06/94         10,000          Open Market Purchase     8.750
10/10/94         10,000          Open Market Purchase     8.750
10/10/94         7,800           Open Market Purchase     8.875
10/12/94         5,000           Open Market Purchase     9.00










[This space left intentionally blank]

SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         ABDULLATIF ALI ALISSA EST.


Dated: October __, 1994          By:     /s/ Saad A. Alissa
                                         Saad A. Alissa, President



Dated: October __, 1994                  /s/ Saad A. Alissa
                                         Saad A. Alissa



                                         FINANCIAL INVESTORS LIMITED


Dated: October __, 1994           By:    /s/ Saad A. Alissa
                                         Saad A. Alissa, Secretary

                    STATEMENT REQUIRED BY RULE 13d-1(f)


         The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Talley Industries, Inc. is a single joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.


                                         ABDULLATIF ALI ALISSA EST.


Dated: October __, 1994           By:    /s/ Saad A. Alissa
                                         Saad A. Alissa, President



Dated: October __, 1994                  /s/ Saad A. Alissa
                                         Saad A. Alissa



                                         FINANCIAL INVESTORS LIMITED



Dated: October __, 1994          By:     /s/ Saad A. Alissa
                                         Saad A. Alissa, Secretary